Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the Fourth Quarter and

Year Ended December 31, 2013

• Net Income:

•	$10.1 million in Q4; $59.0 million for the year

• EBITDA:

•	$35.6 million in Q4; $153.4 million for the year

• Operating Surplus:

•	$26.1 million in Q4; $125.5 million for the year

• Entered container segment

•	Delivery of five container vessels in December 2013

• Delivery and charter of four Japanese-built drybulk vessels

• Dividend of $0.4425 per common unit for Q4

Monaco, January 29, 2014 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the fourth quarter and year ended December 31, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “Navios Partners previously announced that it was committed to a minimum distribution of $1.77 through 2014 and today extends this through the year 2015. Moreover, as drybulk shipping recovers and the charter rates improve, we will be positioned to increase distributions in the medium term.”

Angeliki Frangou continued, “2013 was a transformational year. During the year, we engaged in a novel financing through the Term Loan B, broadening our access to debt capital, and entered a new businesses line, the container segment, by mitigating market risk through using long-term charters. We also renewed our fleet by opportunistically purchasing four Japanese-built drybulk vessels. As the cycle is turning, our hard work of the past year is evident and we are positioned to reap the benefits.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2013 of $0.4425 per unit. The cash distribution is payable on February 14, 2014 to unitholders of record on February 10, 2014.

Add-on to the Term Loan B

On November 1, 2013, Navios Partners completed the issuance of $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B bears an interest rate of LIBOR +425 basis points and has a five year term maturing in June 2018, with a 1.0% amortization profile. Navios Partners used the net proceeds to partially finance the acquisition of five container vessels.

Vessel deliveries

In January 2014, Navios Partners took delivery of the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt. The

Navios Sun has been chartered out to a high quality counterparty for 12 to 14 months at a rate of $13,063 net per day.

In January 2014, Navios Partners took delivery of the Navios La Paix, a newbuilding ultra-Handymax vessel of 61,485 dwt. The Navios La Paix has been chartered out to a high quality counterparty for about two years based on the Supramax time charter Index plus 10%, with a minimum rate of $9,500, net per day.

In December 2013, Navios Partners took delivery of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan, all 2006-built container vessels of 6,800 TEU each. All five vessels have been chartered out to an investment grade counterparty for ten years (with Navios Partners’ option to terminate after year seven), at a rate of $30,119 net per day per vessel

In October 2013, Navios Partners took delivery of the Navios Harmony, 2006-built Panamax vessel of 82,790 dwt. The Navios Harmony has been chartered out to a high quality counterparty for four to six months at a rate of $14,725 net per day.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.4 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 74.7% of its available days for 2014, 52.6% for 2015 and 41.5% for 2016, expecting to generate revenues of approximately $197.8 million, $163.5 million and $138.1 million, respectively. The average expected daily charter-out rate for the fleet is $24,233 for 2014, $28,384 for 2015 and $30,324 for 2016. The average daily charter-in rate for the charter-in vessels is $13,513 for 2014.

Navios Partners has insured certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million initially or through a separate agreement with Navios Maritime Holdings Inc. up to a maximum cash payment of $20.0 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three months periods and years ended December 31, 2013 and 2012. The quarterly 2013 and 2012 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period Ended December 31, 2013 (unaudited)	Three Month Period Ended December 31, 2012 (unaudited)		Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)

Revenue	$52,146	$52,786		$198,159	$205,435
Net income	$10,126	$40,137	*	$59,006	$95,898	*
EBITDA	$35,629	$61,251	*	$153,371	$177,443	*
Earnings per Common unit (basic and diluted)	$0.13	$0.65	*	$0.84	$1.61	*
Operating Surplus	$26,093	$54,150	*	$125,503	$148,879	*
Maintenance and Replacement Capital expenditure reserve	$4,143	$4,942		$14,593	$18,869

*	Positively affected by $22.5 million accounting effect from the restructuring of credit default insurance.

Three month periods ended December 31, 2013 and 2012

Time charter and voyage revenues for the three month period ended December 31, 2013 decreased by $0.6 million or 1.2% to $52.1 million, as compared to $52.8 million for the same period in 2012. The decrease in time charter and voyage revenues was due to the decrease in time charter equivalent (“TCE”) to $22,682 for the three month period ended December 31, 2013, from $27,297 for the three month period ended December 31, 2012. The above decrease was partially mitigated by the increase in time charter and voyage revenues due to the acquisitions of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013 and the acquisition of five container vessels in December 2013. As a result of the vessel acquisitions, available days of the fleet increased to 2,216 days for the three month period ended December 31, 2013, as compared to 1,914 days for the three month period ended December 31, 2012.

EBITDA decreased by $25.6 million to $35.6 million for the three month period ended December 31, 2013, as compared to $61.3 million for the same period in 2012. The decrease in EBITDA was mainly due to a $21.9 million decrease in other income due to a $22.5 million accounting effect from the restructuring of credit default insurance in November 2012, a $0.6 million decrease in revenue, a $1.4 million increase in time charter and voyage expenses due to an increase in voyage expenses incurred, a $1.6 million increase in management fees due to the increased number of vessels, and a $0.2 million increase in general and administrative expenses. The above decrease was partially mitigated by a $0.1 million decrease in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2013 and 2012 was $4.1 million and $4.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended December 31, 2013 of $26.1 million, as compared to $54.2 million for the three month period ended December 31, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended December 31, 2013 amounted to $10.1 million compared to $40.1 million for the three months ended December 31, 2012. The decrease in net income by $30.0 million was due to a $25.6 million decrease in EBITDA, a $3.7 million increase in interest expense and finance cost, net and a $0.6 million increase in depreciation and amortization expense due to the increased fleet size.

Years ended December 31, 2013 and 2012

Time charter and voyage revenues for the year ended December 31, 2013 decreased by $7.3 million or 3.5% to $198.2 million, as compared to $205.4 million for the same period in 2012. The decrease in time charter and voyage revenues was due to the decrease in time charter equivalent to $24,284 for the year ended December 31, 2013, from $28,907 for the year ended December 31, 2012. The above decrease was partially mitigated by the increase in time charter and voyage revenues due to the acquisitions of the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, the Navios Helios on July 27, 2012, the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013 and the acquisition of five container vessels in December 2013. As a result of the vessel acquisitions, available days of the fleet increased to 7,952 days for the year ended December 31, 2013, as compared to 7,002 days for the year ended December 31, 2012.

EBITDA decreased by approximately $24.1 million to $153.4 million for the year ended December 31, 2013, as compared to $177.4 million for the same period in 2012. The decrease in EBITDA was due to a $7.3 million decrease in revenue, a $2.0 million increase in time charter and voyage expenses due to an increase in voyage expenses incurred, a $4.5 million increase in management fees due to the increased number of vessels, a $0.7 million increase in general and administrative expenses, a $8.9 million decrease in other income and a $0.7 million increase in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2013 and 2012 was $14.6 million and $18.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the year ended December 31, 2013 of $125.5 million, as compared to $148.9 million for the year ended December 31, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2013 amounted to $59.0 million compared to $95.9 million for the year ended December 31, 2012. The decrease in net income by $36.9 million was due to a $24.1 million decrease in EBITDA, a $6.9 million increase in interest expense and finance cost, net and a $5.9 million increase in depreciation and amortization expense due to the increased fleet size.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three month periods and years ended December 31, 2013 and 2012.

	Three Month Period Ended December 31 2013 (unaudited)	Three Month Period Ended December 31, 2012 (unaudited)	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)
Available Days (1)	2,216	1,914	7,952	7,002
Operating Days (2)	2,195	1,912	7,923	6,984
Fleet Utilization (3)	99.0%	99.9%	99.6%	99.8%
Time Charter Equivalent (per day) (4)	$22,682	$27,297	$24,284	$28,907
Vessels operating at period end	28	21	28	21

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Wednesday, January 29, 2014 to discuss the results for the fourth quarter and year ended December 31, 2013.

Conference Call details:

Call Date/Time: Wednesday, January 29, 2014 at 08:30 am ET

Call Title: Navios Partners Q4 2013 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 3139 9304

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 3139 9304

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$35,346	$32,132
Restricted cash	1,177	29,529
Accounts receivable, net	16,298	7,778
Prepaid expenses and other current assets	1,663	594

Total current assets	54,484	70,033

Vessels, net	1,026,153	721,391
Deposits for vessels acquisitions	7,271	—
Deferred financing costs, net	8,463	2,767
Other long term assets	94	282
Loans receivable from related parties	780	—
Intangible assets	119,405	160,479
Restricted cash	33,429	—

Total non-current assets	1,195,595	884,919

Total assets	$1,250,079	$954,952

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$3,171	$2,090
Accrued expenses	3,876	3,599
Deferred voyage revenue	2,997	9,112
Current portion of long-term debt	5,358	23,727
Amounts due to related parties	204	21,748

Total current liabilities	15,606	60,276

Long-term debt, net of current portion and discount	527,966	275,982

Total non-current liabilities	527,966	275,982

Total liabilities	543,572	336,258

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (71,034,163 and 60,109,163 units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	702,478	616,604
General Partner (1,449,681 and 1,226,721 units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	4,029	2,090

Total partners’ capital	706,507	618,694

Total liabilities and partners’ capital	$1,250,079	$954,952

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period Ended December 31, 2013 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2012 ($ ‘000) (unaudited)	Year Ended December 31, 2013 ($ ‘000) (unaudited)	Year Ended December 31, 2012 ($ ‘000)
Time charter and voyage revenues (includes related party revenue of $23,738 and $7,357 for the years ended December 31, 2013 and 2012, respectively)	$52,146	$52,786	$198,159	$205,435
Time charter and voyage expenses	(4,386)	(3,027)	(14,943)	(12,937)
Direct vessel expenses	—	—	—	(25)
Management fees (entirely through related parties transactions)	(10,308)	(8,680)	(36,173)	(31,689)
General and administrative expenses	(1,853)	(1,681)	(6,305)	(5,555)
Depreciation and amortization	(19,273)	(18,648)	(77,505)	(71,622)
Write-off of intangible asset	—	—	—	—
Interest expense and finance cost, net	(6,258)	(2,516)	(16,910)	(10,127)
Interest income	28	50	50	229
Other income	284	22,196	13,730	22,598
Other expense	(254)	(343)	(1,097)	(409)

Net income	$10,126	$40,137	$59,006	$95,898

Earnings per unit:

	Three Month Period Ended December 31, 2013 (unaudited)	Three Month Period Ended December 31, 2012 (unaudited)	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012
Net income	$10,126	$40,137	$59,006	$95,898
Earnings per unit:
Common unit (basic and diluted)	$0.13	$0.65	$0.84	$1.61

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012
OPERATING ACTIVITIES
Net income	$59,006	$95,898
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,505	71,622
Write-off of intangible asset	—	—
Amortization and write-off of deferred financing cost	4,035	787
Amortization of deferred dry dock costs	—	25
Changes in operating assets and liabilities:
Net increase in restricted cash	(2)	(3)
Increase in accounts receivable	(8,520)	(2,943)
(Increase)/decrease in prepaid expenses and other current assets	(1,069)	1,583
(Decrease)/ increase in other long term assets	188	(202)
Increase in accounts payable	1,081	68
Increase in accrued expenses	277	613
Decrease in deferred voyage revenue	(6,115)	(6,038)
(Decrease)/increase in amounts due to related parties	(21,544)	17,671

Net cash provided by operating activities	104,842	179,081

INVESTING ACTIVITIES:
Acquisition of vessels	(341,193)	(46,307)
Acquisition of vessels from related parties	—	(42,198)
Deposits for acquisition of vessels	(7,271)	—
Acquisition of intangibles	—	—
Acquisition of intangibles from related parties	—	(21,193)
Loans receivable from related party	(780)	—
Increase in restricted cash	(98,179)	—
Release of restricted cash for vessel acquisitions	64,750	—

Net cash used in investing activities	(382,673)	(109,698)

FINANCING ACTIVITIES:
Cash distributions paid	(122,382)	(106,878)
Net proceeds from issuance of general partner units	3,167	1,472
Proceeds from issuance of common units, net of offering costs	148,022	68,563
Proceeds from long term debt	434,500	44,000
Net decrease/(increase) in restricted cash	28,354	(21,058)
Repayment of long-term debt and payment of principal	(201,412)	(70,340)
Debt issuance costs	(9,204)	(1,088)

Net cash provided by/(used in) financing activities	281,045	(85,329)

Increase/(decrease) in cash and cash equivalents	3,214	(15,946)

Cash and cash equivalents, beginning of period	32,132	48,078

Cash and cash equivalents, end of period	$35,346	$32,132

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)
Navios Apollon	Ultra-Handymax	2000	52,073
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Helios	Panamax	2005	77,075
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Hope	Panamax	2005	75,397
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Sun	Panamax	2005	76,619
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Chartered-in Vessels
Navios Prosperity	Panamax	2007	82,535
Navios Aldebaran	Panamax	2008	76,500

Container Vessels	Type	Built	TEU
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

–	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended December 31, 2013 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2012 ($ ‘000) (unaudited)	Year Ended December 31, 2013 ($ ‘000) (unaudited)	Year Ended December 31, 2012 ($ ‘000) (unaudited)
Net cash provided by operating activities	$12,936	$63,624	$104,842	$179,081
Net decrease/(increase) in operating assets	2,078	(623)	9,403	1,565
Net increase/(decrease) in operating liabilities	15,071	(3,849)	26,301	(12,314)
Net interest cost	6,230	2,466	16,860	9,898
Amortization and write-off of deferred financing costs	(686)	(367)	(4,035)	(787)

EBITDA(1)	$35,629	$61,251	$153,371	$177,443
Cash interest income	24	66	49	262
Cash interest paid	(5,417)	(2,225)	(13,324)	(9,957)
Maintenance and replacement capital expenditures	(4,143)	(4,942)	(14,593)	(18,869)

Operating Surplus	$26,093	$54,150	$125,503	$148,879
Cash distribution paid relating to the first three quarters of the year	—	—	(92,445)	(82,050)
Cash reserves	6,480	(26,587)	(485)	(39,266)

Available cash for distribution	$32,573	$27,563	$32,573	$27,563

(1)

	Three Month Period Ended December 31, 2013 ($‘000) (unaudited)	Three Month Period Ended December 31, 2012 ($‘000) (unaudited)	Year Ended December 31, 2013 ($‘000) (unaudited)	Year Ended December 31, 2012 ($‘000) (unaudited)
Net cash provided by operating activities	$12,936	$63,624	$104,842	$179,081
Net cash used in investing activities	$(275,086)	$—	$(382,673)	$(109,698)
Net cash provided by/(used in) financing activities	$151,672	$(55,157)	$281,045	$(85,329)